Exhibit 99.1

9F Inc. Announces Extraordinary General Meeting to be held on July 8, 2021

BEIJING, June 3, 2021 (GLOBE NEWSWIRE) -- 9F Inc. (“9F” or “the Company”) (NASDAQ: JFU), an internet technology company that focuses on fintech services, online wealth management technology services serving mid- and high-net-worth clients, online stock investment services in Hong Kong and consumer financing technology services in Southeast Asian countries, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at Conference Room No.1, 48/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, People’s Republic of China, on July 8, 2021 at 9:00 a.m. (Beijing time).

The purpose of the EGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “9F Inc.” to “Ether Securities, Inc.” The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

The board of directors of the Company has fixed the close of business on June 3, 2021 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the EGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

The notice of the EGM is available on the Company’s website at http://ir.9fgroup.com/.

About 9F Inc.

9F Inc. is an internet technology company that focuses on fintech services, online wealth management technology services serving mid- and high-net-worth clients, online stock investment services in Hong Kong and consumer financing technology services in Southeast Asian countries. The Company currently holds SFO Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on corporate finance) and Type 9 (asset management) Licenses in Hong Kong, and has a mature and experienced internet securities service team. As of December 31, 2020, the Company has 113 million registered users, and more than 65% employees engaging in research, product development and operations.

For more information, please visit http://ir.9fgroup.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:
9F Inc.
Email: ir@9fbank.com.cn

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
Email: Eyuan@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

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